VIRTUAL AGM USER GUIDE

Getting Started
This year’s annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer.
By participating online, you will be able to listen to a live audio webcast of the meeting, ask the Directors questions online and submit your votes in real-time.
As usual, you may also provide voting instructions before the meeting by completing the form proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders:
Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to attend or participate at the meeting.
If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy.

In order to participate online:
Before the meeting:
1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/495431045 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Internet Explorer 11, Edge or Firefox.
All securityholders MUST register any 3rd party appointments at www.computershare.com/gildan. Failure to do so will result in the appointee not receiving login credentials.
Gather the information you need to access the online meeting:
Meeting ID: 495-431-045
Password: gildan2021
To log in, you must have the following information:
Registered Holders
The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.
Appointed Proxy
The control number provided by Computershare via email, provided your appointment has been registered. All security holders appointing a proxyholder other than the Management nominees must return their proxy by mail and go to http://www.computershare.com/gildan no later than 10:00 a.m. on the second business day preceding the day of the Meeting or any adjournment thereof, and provide Computershare with the required information in order for such proxyholder to be registered